VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner and Wei Lu

Re:	China Eastern Airlines Corporation Limited
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 28, 2021
File No. 001-14550

October 15, 2021

Ladies and Gentlemen,

China Eastern Airlines Corporation Limited (the “Company” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated September 17, 2021 (the “Comment Letter”), to the Company regarding the Company’s above-referenced annual report filed on Form 20-F (File No. 001-001-14550) for the fiscal year ended December 31, 2020, filed with the SEC on April 28, 2021 (the “Annual Report”).

To facilitate your review of our responses, we have repeated your comment in italics followed immediately by our response. We propose to file via EDGAR our amendment to the Annual Report, upon receiving the confirmation on our proposed amendments from the Staff.

Comment No.1: To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for services that result in lower emissions than competing products;

•	increased competition to develop innovative new services that result in lower emissions; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions

Response No.1:

In response to the Staff’s comment, we hereby submit that due to the general regulatory trend towards evolving and increasingly stringent protection against greenhouse gas emissions, the airline companies seek to adopt all kinds of approaches to address the relevant issues, including improving the fuel efficiency of the existing aircraft fleet through the retirement of older aircraft and their replacement with newer, more fuel efficient aircraft; implementing fuel saving procedures in their control system, flight, route and ground support operations that further reduce carbon emissions; and supporting efforts to develop sustainable alternative fuels and other innovative technologies to further reduce their emissions and minimize their impact on the environment. We believe such industry trend will lead to the accelerated fleet upgrading plan of airline companies, introduction of more low emission and fuel efficient aircraft, enhanced promotion in the application of energy-saving and environmentally friendly products, maintain compliance in the carbon trading in international and domestic markets, and careful management of reputational risk arising from non-compliant carbon emissions.

Being one of the largest players in international aviation industry, our commitment to reduce overall environmental impact of greenhouse gas emissions have been persistent. We firstly improved the environmental impact of our fleet by retiring and replacing our older aircraft with energy efficient models such as the A320neo, B787-9 and A350-900. We have implemented a series of refined measures to save fuel and reduce emissions, such as improving aircraft performance, implementing single-engine taxiing, optimizing residual fuel after landing, reducing the weight of supplies for airline catering, and reducing aircraft weight. We have also been promoting the application of ground facilities and equipment as the replacement of the Auxiliary Power Unit (APU) to reduce our carbon footprint. We will continue our focus on increasing fuel efficiency. We have optimized our control systems, route networks and flight schedules to improve our efficiency, as well as applying and installing energy-saving and environmentally-friendly technologies. We are speeding up our “from diesel to electric” project at airport, and carrying out energy-saving and carbon-reduction measures for our operations in the air and on the ground. We have also complied with international and domestic regulatory requirements for carbon emission and we are pushing further with reducing our carbon footprint. In particular, we participated in the EU ETS and the Shanghai Environment and Energy Exchange scheme and fulfilled our carbon emission obligation through a market-based mechanism such as carbon credits trading. We are also actively exploring voluntary emission reduction mechanisms by purchasing China Certified Emission Reductions (CCER) and introducing carbon neutrality flights.

Comment No.2: Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response No.2:

In response to the Staff’s comment, we hereby propose to amend our Annual Report by inserting the following content under the sections headed “Item 3. Key Information” and “Item 4. Information on the Company”, respectively:

Item 3. Key Information

The aviation industry is subject to many forms of environmental regulation, including increased regulation to reduce emissions and other risks associated with climate change. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

Many aspects of our operations are subject to evolving and increasingly stringent national, local and international laws governing the protection of the environment. Existing laws and future regulatory action concerning climate change and aircraft emissions could have a significant effect on the aviation industry. Given the scope of our business, we are required to comply with international and domestic regulatory requirements for carbon emission concerning our business activities and daily operations issued by relevant authorities. Compliance with existing and future environmental laws and regulations could require capital investment and increase operational costs, and violations can lead to significant fines and penalties and reputational harm. For more details, see “Item 4. Information on the Company - Environmental Regulation and Related Matters ”.

Additional regulation could result in taxation, regulatory or permitting requirements from multiple jurisdictions for the same operations and costs for the aviation industry, including us. In addition to direct costs, such regulation could result in increased fuel costs passed through from fuel suppliers affected by any such regulations. While the specific nature of future actions is hard to predict, new laws or regulations related to environmental matters adopted in the PRC or other countries could impose significant additional costs on our operations. Certain airports have also adopted, and others could in the future adopt, greenhouse gas emission or climate-related goals and requirements that could impact our operations or require us to make changes or investments in our infrastructure. Finally, there is uncertainty with respect to the future supply, demand and price of sustainable or lower carbon aircraft fuel, carbon offset credits and technologies that could allow us to reduce our emissions of carbon dioxide.

Item 4. Information on the Company

Environmental Regulation and Related Matters

Many aspects of our operations are subject to evolving and increasingly stringent national, local and international laws governing the protection of the environment. In recent years, regulatory authorities in China and other countries have issued a number of directives and other regulations to address, among other things, aircraft noise and emissions, the use and handling of hazardous materials, aircraft age and environmental contamination remedial clean-up measures. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life.

Existing laws and future regulatory action concerning climate change and aircraft emissions could have an effect on the aviation industry. For example, in order to address aircraft carbon dioxide emissions, the International Civil Aviation Organization (“ICAO”), a United Nations specialized agency, formally adopted, on the 39th Session of the ICAO Assembly, a global market-based management (“MBM”) scheme in the form of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) to address any annual increase in total CO2 emissions from international civil aviation (i.e. civil aviation flights that depart in one country and arrive in a different country) above the 2020 levels, taking into account special circumstances and capabilities of respective airlines. Certain CORSIA program details remain to be developed and thus the impact of CORSIA cannot be fully predicted at this time. However, CORSIA is expected to increase operating costs for airlines that operate internationally.

In 2008, the European Union (“EU”) issued the ETS2003/87/EC Directive, which implemented a greenhouse gas market-based reduction mechanism for the civil aviation industry from 2012 onwards, covering all flights arriving or departure at or from the EU airports. In 2013, 2014 and 2017, the European Commission amended the original directive several times, narrowing down the scope to cover only flights operating between two airports within the EU and allowing airlines with annual emissions of less than 3,000 tonnes of CO2 to use simplified methods for monitoring reporting and certification in accordance with the requirements of small emitters.

In accordance with the relevant EU resolutions and relevant documents of the Civil Aviation Administration of China (“CAAC”), we are qualified as a small emitter and have completed the carbon allowance compliance clearances for flights operating between two airports within the EU between 2012 and 2020.

On July 14, 2021, the European Commission put forward the proposal of “Fit for 55 Package”. The ultimate goal was to reduce emissions by 55% by 2030 as compared to that of 1990s, so as to achieve a completely climate-neutral EU by 2050. The European Union proposed to phase out the free ETS quotas allocated to airlines by 2026, which will further increase carbon emission management costs for airlines.

According to the regulatory requirements on carbon emissions management issued by the relevant national and Shanghai regulatory authorities, we are required to timely submit the monitoring plans and carbon emission reports, accept inspection for carbon emission, fulfil the obligations of quota clearance as scheduled and improve the comprehensive capabilities of carbon emission management and trading.

In response to such general regulatory trend towards evolving and increasingly stringent protection against greenhouse gas emissions, the airline companies seek to adopt all kinds of approaches to address relevant issues, including improving the fuel efficiency of the existing aircraft fleet through the retirement of older aircraft and their replacement with newer, more fuel efficient aircraft; implementing fuel saving procedures in their flight, route and ground support operations that further reduce carbon emissions; and supporting efforts to develop sustainable alternative fuels and other innovative technologies to further reduce their emissions and minimize their impact on the environment. We believe such industry trend will lead to the accelerated fleet upgrading plan of airline companies, introduction of more low emission and fuel efficient aircraft, enhanced promotion in the application of energy-saving and environmentally friendly products, maintain compliance in the carbon trading in international and domestic markets, and careful management of reputational risk arising from non-compliant carbon emissions.

Being one of the largest players in international aviation industry, our commitment to reduce overall environmental impact of greenhouse gas emissions have been persistent. We firstly improved the environmental impact of our fleet by retiring and replacing our older aircraft with energy efficient models such as the A320neo, B787-9 and A350-900. We have implemented a series of refined measures to save fuel and reduce emissions, such as improving aircraft performance, implementing single-engine taxiing, optimizing residual fuel after landing, reducing the weight of supplies for airline catering, and reducing aircraft weight. We have also been promoting the replacement of the Auxiliary Power Unit (APU) to reduce our carbon footprint. We will continue our focus on increasing fuel efficiency. We have optimized our control systems, route networks and flight schedules to improve our efficiency, as well as applying and installing energy-saving and environmentally-friendly technologies. We are speeding up our “from diesel to electric” project at airport, and carrying out energy-saving and carbon-reduction measures for our operation both in the air and on the ground. We have also complied with international and domestic regulatory requirements for carbon emission and we are pushing further with reducing our carbon footprint and to promote our carbon neutral flights by being actively engaged in carbon trading. In particular, we participated in the EU ETS and the Shanghai Environment and Energy Exchange scheme and fulfilled our carbon emission obligation through a market-based mechanism such as carbon credits trading. We are also actively exploring voluntary emission reduction mechanisms by purchasing China Certified Emission Reductions (CCER) and introducing carbon neutrality flights.

Actively responding to climate change and complying with the international and domestic regulatory requirement on carbon emissions, we carried out relevant carbon trading. From 2012 to 2020, we completed the carbon allowance compliance clearances to the EU regulatory authorities on schedule. From 2013 to 2020, we followed the requirements of the Shanghai Municipal Bureau of Ecology and Environment and purchased carbon allowances and carried out CCER trading. In 2020, the total amount of our carbon trading was below 0.1% of our revenue. We expect the purchase or sale of carbon credits or offsets will have no material negative impact on our business, financial condition and result of operations.

Other than complying with regulatory requirements, we are also committed to investing in greenhouse gas emission reduction measures. Our efforts include introducing new energy-efficient aircraft and having wingtips and modified engines retrofitted on the aircraft, introducing electric-powered vehicles in the airport and implementing other refined fuel-saving measures to reduce greenhouse gas emissions.

However, we may be subject to additional carbon trading compliance requirements in the future due to the general regulatory trend towards evolving and increasingly stringent protection against greenhouse gas emissions. For more information on the environmental regulation requirement, see “Item 3. Key Information - Risk Factors - Risks Relating to the Aviation Industry - The aviation industry is subject to many forms of environmental regulation, including increased regulation to reduce emissions and other risks associated with climate change. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.”

During the reporting period and up to the latest practicable date, there is no material litigation risks related to climate change on us.

Comment No.3: Disclose any material litigation risks related to climate change and the potential impact to the company.

Response No.3: In response to the Staff’s comment, we hereby propose to amend our Annual Report by inserting the following content under “Item 4. Information on the Company”:

Item 4. Information on the Company

During the reporting period and up to the latest practicable date, there is no material litigation risks related to climate change on us.

Comment No.4: Quantify any material increased compliance costs related to climate change.

Response No.4: In response to the Staff’s comment, we hereby propose to amend our Annual Report by inserting the following content under “Item 4. Information on the Company”

Item 4. Information on the Company

Actively responding to climate change and complying with the international and domestic regulatory requirement on carbon emissions, we carried out relevant carbon trading. From 2012 to 2020, we completed the carbon allowance compliance clearances to the EU regulatory authorities on schedule. From 2013 to 2020, we followed the requirements of the Shanghai Municipal Bureau of Ecology and Environment and purchased carbon allowances and carried out CCER trading. In 2020, the total amount of our carbon trading was below 0.1% of our revenue. We expect the purchase or sale of carbon credits or offsets will have no material negative impact on our business, financial condition and result of operations.

Other than complying with regulatory requirements, we are also committed to investing in greenhouse gas emission reduction measures. Our efforts include introducing new energy-efficient aircraft and having wingtips and modified engines retrofitted on the aircraft, introducing electric-powered vehicles in the airport and implementing other refined fuel-saving measures to reduce greenhouse gas emissions.

Comment No.5: If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response No.5:

In response to the Staff’s comment, we hereby propose to amend our Annual Report by inserting the following content under “Item 4. Information on the Company”:

Item 4. Information on the Company

Actively responding to climate change and complying with the international and domestic regulatory requirement on carbon emissions, we carried out relevant carbon trading. From 2012 to 2020, we completed the carbon allowance compliance clearances to the EU regulatory authorities on schedule. From 2013 to 2020, we followed the requirements of the Shanghai Municipal Bureau of Ecology and Environment and purchased carbon allowances and carried out CCER trading. In 2020, the total amount of our carbon trading was below 0.1% of our revenue. We expect the purchase or sale of carbon credits or offsets will have no material negative impact on our business, financial condition and result of operations.

We propose to file via EDGAR our amendment to the Annual Report upon receiving the confirmation on our proposed amendment from the Staff. We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. Should you have any questions or further comments with respect to the Annual Report or this response letter, please do not hesitate to contact me at ir@ceair.com.

Yours very truly,

/s/ Qimin Zhou
Qimin Zhou

cc:	Qimin Zhou

Chief Financial Officer

China Eastern Airlines Corporation Limited